AB 3/12

UNI' 08029702
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 40465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer + Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, 11th Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur G. Gottlieb 617-482-6
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wallace Niedzwiecki
(Name – *if individual, state last, first, middle name*)

84 Andrew Lane (Address) Holliston (City) MA (State) 01746 (Zip Code)

SEC Mail Processing Section
MAR 1 0 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JMS 3/27

OATH OR AFFIRMATION

I, Arthur G. Gottlieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downer & Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Arthur G. Gottlieb
Signature

Managing Director
Title

Notary Public Aug. 8, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT
CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DATE--DECEMBER 31, 2007

DOWNER & COMPANY, LLC
(Name of Respondent)

60 State Street, Boston, Massachusetts 02109
(Address of Principal Executive Office)

Arthur G. Gottlieb
Managing Director
Downer & Company, LLC
60 State Street
Boston, Massachusetts 02109
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

PLEASE NOTE

This report was filed on February 28, 2008, with an electronic signature as noted. This is simply a copy with an actual signature.

TABLE OF CONTENTS

Wallace Niedzwiecki
Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
(508) 429-1919
wncpa@mindspring.com

INDEPENDENT AUDITOR'S REPORT

The Partners of Downer & Company, LLC
Downer & Company, LLC
60 State Street
Boston, MA 02109

I have audited the accompanying statements of financial position of **Downer and Company, LLC** as of December 31, 2007 and 2006, and the related statements of income and partners' equity, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Downer and Company, LLC** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 7-9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 15c3-1, 15c3-3, and 17a-5(d)(4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wallace Niedzwiecki
Wallace Niedzwiecki

February 24, 2006

DOWNER & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

DOWNER & COMPANY, LLC

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2007 AND 2006

ASSETS

	2,007	2,006
CURRENT ASSETS		
Cash and cash equivalents	$ 789,312	$ 825,346
Accounts receivable	3,008,108	5,051,258
Employee advances		50,000
Prepaid expenses	45,629	66,373
TOTAL CURRENT ASSETS	**$ 3,843,049**	**$ 5,992,977**
PROPERTY and EQUIPMENT - at cost		
Office equipment	$ 333,972	$ 320,311
Leasehold improvements	97,657	84,871
Computer	301,097	331,789
Total	732,726	736,971
Less accumulated depreciation	(580,653)	(657,819)
NET PROPERTY and EQUIPMENT	**$ 152,073**	**$ 79,152**
OTHER ASSETS		
Investments	49,462	56,744
Deposits	132,518	111,224
TOTAL OTHER ASSETS	**181,980**	**167,968**
TOTAL ASSETS	**$ 4,177,102**	**$ 6,240,097**

LIABILITIES & PARTNERS' EQUITY

	2,007	2,006
CURRENT LIABILITIES		
Accounts payable	$ 135,890	$ 46,212
Accrued expenses	36,698	158,561
Accrued payroll and vacation obligation	227,486	182,377
Payroll withholdings & taxes	146,783	80,812
TOTAL CURRENT LIABILITIES	**$ 546,857**	**$ 467,962**
TOTAL LIABILITIES	**546,857**	**467,962**
PARTNERS' EQUITY	**$ 3,630,245**	**$ 5,772,135**
TOTAL LIABILITIES & PARTNERS' EQUITY	**$ 4,177,102**	**$ 6,240,097**

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC

STATEMENTS OF INCOME AND PARTNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2,007	2,006
REVENUE	**$ 11,828,305**	**$ 12,574,215**
OPERATING EXPENSES		
Professional services	$ 1,370,150	$ 1,041,378
Salaries	5,365,928	3,672,307
Office Expense	1,056,148	616,792
Marketing expenses	983,438	488,158
Pension/Profit sharing expense	285,702	214,814
Depreciation expense	52,758	26,979
Employee benefits	367,797	264,265
Payroll taxes	967,022	711,166
Regulatory fees	24,758	12,363
Taxes	119,193	59,300
Foreign currency translation	(399,152)	(278,410)
TOTAL OPERATING EXPENSES	**$ 10,193,742**	**$ 6,829,112**
NET OPERATING INCOME	**$ 1,634,563**	**$ 5,745,103**
OTHER INCOME		
Interest Income	151,517	132,535
TOTAL OTHER INCOME	**151,517**	**132,535**
NET INCOME	**$ 1,786,080**	**$ 5,877,638**
PARTNERS' EQUITY - BEGINNING OF YEAR	**$ 5,772,135**	**$ 4,549,443**
Founding partners' investment cash withdrawals		(42,926)
Retiring partners withdrawals		(677,586)
Income and net capital gains from investments		43,499
Partners' operating withdrawals	(3,927,970)	(3,977,933)
PARTNERS' EQUITY - END OF YEAR	**$ 3,630,245**	**$ 5,772,135**

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2007 AND 2006

	2,007	2,006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,786,080	$ 5,877,638
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	52,758	26,979
Partners' distributions	(3,927,970)	(4,654,946)
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	2,043,150	(1,188,192)
Increase (decrease) in trade accounts payable	89,678	17,799
Decrease (increase) in assets - deposits	(21,294)	(10,013)
Decrease (increase) in other current assets	70,744	(33,468)
Increase (decrease) in other current liabilities	(10,783)	164,504
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 82,363**	**$ 200,301**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net Increase in property and equipment	(111,115)	(49,822)
Increase/(Decrease) in value of investments	(7,282)	2,361
NET CASH USED IN INVESTING ACTIVITIES	**$ (118,397)**	**$ (47,461)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ (36,034)**	**$ 152,840**
CASH AND CASH EQUIVALENTS, BEGINNING	**$ 825,346**	**$ 672,506**
CASH AND CASH EQUIVALENTS	**$ 789,312**	**$ 825,346**

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2007 AND 2006

1. ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:***

ORGANIZATION - DOWNER & COMPANY, LLC

Downer and Company was formed as a partnership on February 1,1984. On December 27, 1996 the partnership became a limited liability company under the name of Downer & Company, LLC. The Company offers investment banking services to corporate clients to assist with the implementation of corporate development programs of acquisition, merger, divestiture, and joint venture.

ACCOUNTING METHOD

For tax purposes, the Company reports income and expenses using the cash basis method of accounting. For financial reporting purposes, the Company uses the accrual basis of accounting.

INCOME TAXES

No provision for income taxes is shown in the financial statements because the Company is a limited liability company. As such, taxable income or loss passes directly to the partners.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided over the estimated useful life of of the related asset, principally on the straight-line method. Office equipment, leasehold improvements, and computers were disposed of during 2007 and 2006 and no gain was realized.

PENSION PLAN

In 2002, the Company established a revised defined contribution standard 401(k) profit sharing plan as its only pension plan. The new plan continues to cover substantially all of the Company's US based employees by adopting the profit sharing and 401(k) provisions of the Company's existing plans while terminating the money purchase plan effective February 28, 2002.

Under the old and the new plans, profit-sharing contributions were made at the discretion of the Company. For the years ended December 31, 2007 and 2006, there were profit-sharing expenses paid of $285,702 and $ 209,548 respectively. Under the new plan, the Company chose to continue to match an employee's contribution to the 401(K) plan at the same rate (as in prior years) of $.56 2/3 per dollar contributed up to 6% of the employee's W-2 wages. For the years ended December 31, 2007 and 2006, the amounts of 401 (k) matching contribution expenses were $11,905 and $5,266 respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents are carried at cost which approximates fair value. Cash equivalents are highly liquid financial instruments with an original maturity of three months or less.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CURRENCY TRANSLATION

Transactions undertaken in foreign currencies are translated into US dollars at approximate exchange rates prevailing at the time the transactions occurred.

2. *ACCOUNTS RECEIVABLE*

On December 31, 2007 and 2006, accounts receivable consisted of $ 3,008,108 and $ 3,863,066. The company uses the direct write off method of accounting for bad debts. There were no amounts written off in 2007 or 2006 against income. Since December 31, 2006, the Company was involved in a lawsuit with a client to collect an amount of $ 1,552,000. Management cannot predict the outcome of the lawsuit and believes that losses, if any, resulting from these matters would not have a material effect on the financial position of the company.

3. *NET CAPITAL REQUIREMENT*

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $36,457. At December 31, 2007, the Company's net capital was $ 227,486.

4. *LEASE OBLIGATIONS*

The company signed a lease on 2-4-04 for a new office location in Boston beginning 8-1-04 and expiring on 7/31/09. The basic rent was $17,500 monthly for 5 months, $17,793 monthly for five months, with increases to $25,700 monthly for thirteen months, and $27,535 monthly for 42 months. Additional expenses for maintenance and taxes are due during the life of the lease.

The company signed a lease for a new office in Paris effective March 2006 and expiring in 36 months. The basic rent is $44,516 per quarter payable on the first of each quarter.

The minimum annual rental commitments under the Company's operating leases for offices is as follows:

	Boston	Paris	Frankfurt
2,008	328,584	170,901	78,684
2,009	192,745		78,684
2,010			78,684

5. *INVESTMENTS*

The Company has made a number of investments in private securities for which there is no market. The value of investments as at December 31, 2007 and 2006 is:

	2,007	2,006
J & R Founders Fund	49,462	58,639
TF Investment Advisors		(1,895)
Total	49,462	56,744

6. *INSURED CASH*

The Company maintains its cash balances at various banks and financial services companies. Accounts at the banks are insured by the Federal Deposit Insurance Corporation up to $100,000. Accounts at the financial services company are insured by the Securities Investor Protection Corporation up to $500,000. A summary of the total insured and uninsured balances is as follows:

December 31,	2,007	2,006
Total cash	789,312	825,346
Portion insured	410,254	377,342
Uninsured balance	379,058	448,004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DOWNER & COMPANY, LLC

CASH	$	789,312
LESS: TOTAL LIABILITIES		
(AGGREGATE INDEBTEDNESS)		
ACCOUNTS PAYABLE		135,890
ACCRUED EXPENSES ANDPAYROLL		264,184
PAYROLL WITHHOLDINGS & TAXES		146,783
HAIRCUT ON FOREIGN CURRENCY		14,969
	$	561,826
ALLOWABLE NET CAPITAL	$	227,486
NET CAPITAL REQUIREMENT	$	36,457
EXCESS CAPITAL	$	191,029

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DOWNER & COMPANY, LLC

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," as it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2007

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DOWNER & COMPANY, LLC

The computation of net capital under Rule 15c3-1 included in this audited report reflects net capital of $ 227,486. The computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2007, and its reconciliation to the audited report, is as follows:

(1) Company's unaudited computation of net capital	$	227,486
(2) Increase in current liabilities	$	0
(3) Company's audited computation of net capital	$	227,486

END